Exhibit 99.1

Organigram Receives Health Canada License Renewal and Expansion for Final Elements of Phase 5 and Provides COVID-19 Update

MONCTON, New Brunswick--(BUSINESS WIRE)--March 23, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company has received Health Canada’s approval for the licensing of the remainder of its Phase 5 expansion together with the renewal of its licenses for standard cultivation, standard processing and sale for medical purposes under the Cannabis Regulations. The renewed and expanded licenses are effective as of March 20, 2020.

Licensing

The terms of the licenses include approval of a two-floor production facility designed to support all processing activity as well as dedicated spaces for packaging of flower, pre-rolls, vape pens and powdered beverages.

The Phase 5 expansion also includes a new extraction facility with increased capacity for CO2 extraction, and winterization as well as new capabilities designed for future product development.

The amendments also allow for new purpose-built harvest and drying rooms and support areas for quality assurance, maintenance and sanitation.

The licenses are valid for a three-year period until March 20, 2023 and are subject to customary terms and conditions.

COVID-19

The Company has been carefully monitoring and actively planning for the evolving situation related to COVID-19 and potential impacts on the Company’s business and operations. The Company is managing its production and staffing levels at its Moncton facility (where not all functions can be addressed remotely) to protect the health of its employees and the community. The Company currently expects that its workforce will be materially reduced as a result of voluntary and company-imposed temporary lay-offs to facilitate adequate social distancing while the COVID-19 situation lasts. This will result in corresponding production and packaging reductions. The situation is evolving and it is not yet possible to quantify these anticipated changes. The Company plans, among other things, to reallocate its remaining workforce as needed, utilize inventory already on hand and focus on leveraging its most efficient and automated lines of production.

“We continue to monitor this rapidly changing situation and will make the decisions necessary to ensure the safest environment for our employees and their families as well as protecting the best interests of our business and our stakeholders,” said Greg Engel, Chief Executive Officer.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including the actual percentage of workforce reduction; general risk of negative global financial consequences and heightened uncertainty as a result of COVID-19; impact on production or operations; impact on demand for products and services; the effect on third-party suppliers or service providers; the effect on any proposed international business partnerships; production facilities running at less than full capacity due absence of members of the workforce for reasons related to COVID-19; issues related to public health and global economic conditions; supply chain and distribution disruptions and such other risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653